Issuer Free Writing Prospectus, dated April 19, 2021

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-255327

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$250,000,000 8.0% Senior Notes due 2027

April 19, 2021

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	8.0% Senior Notes due 2027

Aggregate Principal Amount:	$250,000,000 (upsized from $200,000,000)

Net Proceeds (after estimated offering expenses and excluding accrued interest from December 17, 2020):	$254,625,000

Final Maturity Date:	January 15, 2027

Issue Price:	103.75%, plus accrued interest from December 17, 2020

Interest Rate:	8.0%

Yield to Worst:	7.157%

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2021

Interest Record Dates:	January 1 and July 1

Optional Redemption:	Make-whole call at T+50 until January 15, 2024

On or after January 15, 2024 at the prices set forth below for the twelve-month period beginning on January 15 of the years indicated below, plus accrued and unpaid interest:

Year	Percentage
2024	104.000%
2025	102.000%
2026 and thereafter	100.000%

Equity Clawback:	Up to 35% at 108.0% prior to January 15, 2024

Joint Book-Running Managers:

BofA Securities, Inc.

BNP Paribas Securities Corp

Capital One Securities, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Co-manager:	Comerica Securities, Inc.

Trade Date:	April 19, 2021

Settlement Date:	April 22, 2021 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185L AM4 ISIN: US37185LAM46

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated April 19, 2021. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, inc. toll-free at 1-800-294-1322 or by emailing BofA Securities, inc. at: dg.prospectus_requests@bofa.com.